Exhibit 4.1

CERTIFICATE OF ELIMINATION OF THE

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK OF

ALNYLAM PHARMACEUTICALS, INC.

Pursuant to Section 151(g)

of the General Corporation Law

of the State of Delaware

Alnylam Pharmaceuticals, Inc., a Delaware corporation (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Amended and Restated Certificate of Incorporation of the Company, as theretofore amended (the “Certificate of Incorporation”), the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of a series of 125,000 shares of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the “Series A Junior Preferred Stock”), and established the voting powers, designations, preferences and relative, participating, optional or other rights, if any, or the qualifications, limitations or restrictions thereof, and, on July 14, 2005, filed a Certificate of Designations (the “Certificate of Designations”) with respect to such Series A Junior Preferred Stock in the office of the Secretary of State of the State of Delaware (the “Secretary of State”).

2. That no shares of said Series A Junior Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designations.

3. That the Board of Directors of the Company has adopted the following resolutions:

RESOLVED:	That no shares of the Corporation’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Junior Preferred Stock”), have been issued or are outstanding and that no shares of the Series A Junior Preferred Stock will be issued subject to the certificate of designations previously filed with respect to the Series A Junior Preferred Stock.

RESOLVED:	That the Chief Executive Officer, the President and Chief Operating Officer, or the Vice President of Finance and Treasurer of the Company (each, an “Authorized Officer” and, collectively, the “Authorized Officers”) be and hereby are authorized and directed to file a certificate setting forth this resolution with the Secretary of State of the State of Delaware pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware for the purpose of eliminating from the Corporation’s certificate of incorporation all matters set forth in the certificate of designations with respect to the Series A Junior Preferred Stock; and further that upon such filing all authorized shares of Series A Junior Preferred Stock shall be eliminated and restored to the status of authorized but unissued shares of preferred stock under the Corporation’s certificate of incorporation.

4. That, accordingly, all matters set forth in the Certificate of Designations with respect to the Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

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IN WITNESS WHEREOF, Alnylam Pharmaceuticals, Inc. has caused this Certificate of Elimination to be duly executed this 14th day of July, 2015.

ALNYLAM PHARMACEUTICALS, INC.

By:	/s/ Michael P. Mason
Name:	Michael P. Mason
Title:	Vice President, Finance and Treasurer